Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Investment Securities Funds File Nos: 033-39519 and 811-05686
Dear Mr. Di Stefano:
     On behalf of AIM Investment Securities Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 29, 2010, with regard to Post-Effective Amendment No. 40/44 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
   General Comments — Prospectuses
1. Comment: Note that the comments previously made to other filings involved in this transaction also apply to this filing, unless otherwise noted.
     Response: The comments previously received to other filings involved in this transaction have been incorporated in this filing, as applicable.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Specific Comments:
Van Kampen Limited Duration Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary strategy section of the prospectus.
     Response: The Fund respectfully submits that the disclosure requested is currently in the section entitled “Summary — Principal Investment Strategies of the Fund” and thus, the Fund does not believe that additional disclosure is necessary.
2. Comment: If investing in junk bonds is a principal risk of the Fund, please add this risk to the summary risk section of the prospectus.
     Response: Investing in junk bonds is neither a principal investment strategy of the Fund, nor does the Fund believe that risks associated with investing in such securities is a principal investment risk of the Fund. Thus, the Fund has not added any additional disclosure to the section referenced.
3. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from providing a description of the particular security along with the risks associated therewith. The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
4. Comment: In the Item 9 disclosure on page 10 of the Fund’s prospectus, the discussion under the heading “Understanding Duration” is not clear or helpful. Please revise this discussion, and consider using the more concise description of duration that has been included in other prospectuses you have filed.
     Response: The requested change has been made.
5. Comment: Please revise the discussion of mortgage-backed securities on pages 12-13 in the Item 9 section of the prospectus to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

6. Comment: The paragraph reading: “The Fund currently seeks to maintain a more consistent and less volatile net asset value than funds investing primarily in longer duration, fixed rate mortgage securities by investing a significant portion of its assets in shorter duration fixed rate mortgage-related or mortgage-backed securities.” in the Item 9 section of the prospectus appears to be an important part of the Fund’s strategy. Please move this paragraph to a more prominent place in the prospectus.
     Response: This disclosure has been added to the “Understanding Duration” discussion.
7. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
Van Kampen High Yield Fund
1. Comment: The summary strategy section of the prospectus states: “Under normal market conditions, the Fund invests at least 65% of its total assets in corporate bonds and other income securities with maturities greater than one year.” Please make this language more specific.
     Response: The Fund has revised the disclosure to state the following: “Under normal market conditions, the Fund invests at least 65% of its total assets in corporate bonds and other income securities, such as convertible securities and preferred stock, with maturities greater than one year.”
2. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from providing a description of the particular security along with the risks associated therewith. The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
3. Comment: In the Item 9 disclosure of the Fund’s prospectus, the discussion under the heading “Understanding Duration” is not clear or helpful. Please revise this discussion, and consider using the more concise description of duration that has been included in other prospectuses you have filed.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The requested change has been made.
4. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Van Kampen Government Securities Fund
1. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from providing a description of the particular security along with the risks associated therewith. The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
Comment: In the Item 9 disclosure of the Fund’s prospectus, the discussion under the heading “Understanding Duration” is not clear or helpful. Please revise this discussion, and consider using the more concise description of duration that has been included in other prospectuses you have filed.
     Response: The requested change has been made.
3. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Van Kampen Corporate Bond Fund
1. Comment: The summary strategy section of the prospectus states: “Under normal market conditions, the Fund invests primarily in corporate debt securities with original maturities of more than one year.” Please be more specific.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The Fund respectfully believes that the disclosure as stated is an accurate reflection of the Fund’s principal investment strategy and thus, has not made any revisions to such disclosure.
2. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
Van Kampen Core Plus Fixed Income Fund
1. Comment: The Fund’s investment objective is total return. Is this investment objective appropriate for a fund with “fixed income” in its name?
     Response: The Fund believes that the investment objective of “total return” is consistent with a fund that invests primarily in fixed income securities, as the Fund does. “Total return” is generally understood to account for two categories of return: income and capital appreciation. The inclusion of “fixed income” in the Fund’s name indicates the type of securities in which the Fund primarily invests. Fixed income securities have the potential for income and capital appreciation. In the Fund’s portfolio management process, the Fund considers a fixed income security’s potential for both income and capital appreciation in its buy, hold and sell decisions. Thus, while some fixed income funds do indeed focus primarily or exclusively on income, this Fund invests in fixed income securities and considers the fixed income security’s potential for both income and capital appreciation. The Fund notes that other fixed income mutual funds also have an investment objective of total return.
2. Comment: Under the sub-heading “Quality levels” in the summary strategy section, the prospectus states: “Under normal market conditions, the Fund will invest primarily in investment grade securities, which are securities rated at the time of purchase at least Baa or higher by Moody’s Investors Service, Inc. (Moody’s) or BBB or higher by Standard & Poor’s (S&P) or if not rated, are deemed to be of comparable quality by the Adviser.” Please be more specific as to how much “primarily” is.
     Response: The Fund believes that the term “primarily” is used by mutual funds to reference the amount of securities in which it may invest generally refers to approximately 65% of a Fund’s assets, as articulated by the Staff in Guide 1 to Form N-1A. The Fund believes that the use of the term “primarily” is very commonly used by mutual funds and respectfully opts to keep the disclosure as currently stated.
3. Comment: In the Item 9 disclosure of the Fund’s prospectus, the discussion under the heading “Understanding Duration” is not clear or helpful. Please revise this discussion,

Vincent Di Stefano
Division of Investment Management
February 11, 2010

and consider using the more concise description of duration that has been included in other prospectuses you have filed.
     Response: The requested change has been made.
4. Comment: Consider whether the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from providing a description of the particular security along with the risks associated therewith. The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
5. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The requested disclosure is currently included in the “Other Investments and Risk Factors” section of the prospectus.
6. Comment: Please revise the Item 9 disclosure on pages 11 through 20 to use plain English, shorter sentences and bullet points to assist the reader.
     Response: The Fund believes that the disclosure, as currently presented, is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
Invesco High Yield Securities Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary strategy section of the prospectus.
     Response: The requested disclosure has been added.
2. Comment: Please add disclosure regarding the higher risk of default to the Item 4 description of junk bonds.
     Response: The requested disclosure has been added.
3. Comment: Are investments in Rule 144A securities and public bank loans a principal investment strategy? If so, please add risk disclosure in the principal risk section of both the summary section and the Item 9 “Principal Risks” section.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The requested disclosure has been added.
Comments — Statement of Additional Information (SAI)
1. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel